Filed Pursuant to Rule 433

Dated May 6, 2013

Registration Statement No. 333-181236

Relating to

Preliminary Prospectus Supplement Dated May 6, 2013 to

Prospectus dated May 8, 2012

Federal Realty Investment Trust

2.75% Notes due 2023

Term sheet dated May 6, 2013

Issuer:	Federal Realty Investment Trust

Security:	2.75% Notes due 2023

Expected Ratings*:	Baa1/A-/A-
(Moody’s / S&P / Fitch)

Aggregate Principal Amount:	$275,000,000

Trade Date:	May 6, 2013

Settlement Date:	May 9, 2013 (T+3)

Maturity Date:	June 1, 2023

Interest Payment Dates:	June 1 and December 1, beginning on December 1, 2013

Benchmark Treasury:	2.00% UST due February 15, 2023

Benchmark Treasury Price / Yield:	102-00+ / 1.774%

Spread to Benchmark Treasury:	+112 basis points

Yield to Maturity:	2.894%

Coupon (Interest Rate):	2.75% per year

Price to Public:	98.749% of principal amount, plus accrued interest, if any, from the Settlement Date

Redemption Provision:	At any time before 90 days prior to the maturity date, make-whole call based on U.S. Treasury plus 20 basis points (0.20%); if redeemed on or after 90 days prior to the maturity date, at 100% of the principal amount of the notes being redeemed, in each case plus accrued and unpaid interest thereon to, but excluding, the redemption date

CUSIP/ISIN:	313747AT4 / US313747AT44

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Joint Lead Managers:	Deutsche Bank Securities Inc.
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.

Sr. Co-Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC

Co-Managers:	Capital One Southcoast, Inc.
Regions Securities LLC
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

2